UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
November 3, 2009
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-4.1 Base Indenture dated as of October 29, 2009
EX-4.2 First Supplemental Indenture to the Base Indenture dated as of October 29, 2009

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) (as amended, the “Registration Statement”) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On October 29, 2009, the Company entered into the Base Indenture (the “Base Indenture”) between the Company, Wilmington Trust Company (“Wilmington”), as trustee, and Citibank, N.A., as securities administrator (“Citibank”). In addition, on October 29, 2009, the Company entered into the First Supplemental Indenture to the Base Indenture (the “First Supplemental Indenture”) between the Company, Wilmington, as trustee, and Citibank, as securities administrator, with respect to the Company’s 4.00% Convertible Senior Notes due 2014 convertible into the Company’s American Depositary Shares (the “ADSs”), each ADS representing one equity share, par value Rs. 2 per share, of the Company.
A copy of the Base Indenture is attached hereto and is being filed herewith on this Form 6-K as Exhibit 4.1 and shall be incorporated by reference into the Registration Statement. A copy of the First Supplemental Indenture is attached hereto and is being filed herewith on this Form 6-K as Exhibit 4.2 and shall be incorporated by reference into the Registration Statement.
Exhibits:
4.1	Base Indenture dated as of October 29, 2009.

4.2	First Supplemental Indenture to the Base Indenture dated as of October 29, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 3, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBITS INDEX
4.1	Base Indenture dated as of October 29, 2009.

4.2	First Supplemental Indenture to the Base Indenture dated as of October 29, 2009.